Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following materials are excerpts from a transcript of the Duke Energy Corporation 2011 Annual Meeting of Shareholders, held on May 5, 2011.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy’s service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; the performance of electric generation facilities and of projects undertaken by Duke Energy’s non-regulated businesses; the results of financing efforts, including Duke Energy’s ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy’s credit ratings and general economic conditions; the level of creditworthiness of counterparties to Duke Energy’s transactions; employee workforce factors, including the potential inability to attract and retain key personnel; construction and development risks associated with the completion of Duke Energy’s capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date.  Additional risks and uncertainties are identified and discussed in Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011 and April 25, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended.  Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Jim Rogers, President and Chief Executive Officer

            Now, I’d like to spend some time giving you an overview of where our company is today and where it’s headed tomorrow.  At the end of my remarks, I’ll be delighted to take your questions and comments.

The theme for our 2010 Annual Report was: “Delivering Today. Investing For Our Future.”  In 2010, that’s exactly what we did by delivering strong financial results.

I want to give a big “Thank You” to all of our employees for their hard work in 2010.

So far in 2011, we’re building a strong foundation for another successful year, thanks, again, to outstanding employee performance.

Earlier this week, we announced solid results for first-quarter 2011.  And we continue delivering strong, competitive returns to our investors.  Yesterday, our closing price -- I get choked up when I read this.  (Laughter) Yesterday, our closing price reached a 52-week high of $18.85. The last time our stock closed at that level or higher was in May 2008, at the start of the deep recession our country has faced.

Our total shareholder return has out-performed the Philadelphia Utility Index over the past one-, three- and five-year periods.

For long-term earnings, we continue to target a compounded annual growth rate of 4 to 6 percent based on adjusted diluted earnings per share. In 2010, we continued to increase the quarterly dividend from 24 cents to 24.5 cents per share.  2010 was the 84th consecutive year Duke Energy has paid a quarterly dividend.  And we anticipate continued growth in the dividend going forward.  So 2011 is off to a great start.

This year’s most significant event is our pending merger with Progress Energy.  We’re on the front end of a new round of consolidation in the electric utility industry.

Our merger, announced in January, is targeted for year-end completion.  The new Duke Energy will be the nation’s largest utility.  But being the nation’s biggest utility is not our goal.  Being the nation’s best utility is our objective and our mission.

Four indicators comprise that mission:

First, delivering electricity that’s affordable, reliable and clean, 24/7.  Second, maintaining reasonable customer rates.  Third, providing excellent customer service.  And fourth, generating solid returns for our investors.

We’ve already made most of the required regulatory filings for the merger.  Decisions by state and federal agencies are expected later this year.  In addition, we look forward to hearing from you, our shareholders, through your votes on the merger.  Later this year, both Duke and Progress will hold separate shareholder meetings focused exclusively on the merger.  At these meetings, we’ll discuss the merger in greater detail and answer your questions on that topic.

Another significant event this year is the Japanese nuclear plant accident.  Now, while it doesn't directly involve Duke Energy, it is really critical to the development of nuclear use worldwide.  It’s an event we’re monitoring closely.

Nuclear energy is a key component of our company’s long-term strategy, and that hasn’t changed as a result of the accident in Japan.  Deeply embedded in the culture of our company is safety and continuous learning, and that's why nuclear is going to continue to be an important part of what we do.

When the merger is completed, Duke Energy will operate 12 of America’s 104 nuclear reactors.

As a result of the Japanese accident, the U.S. Nuclear Regulatory Commission will conduct an industry-wide review to ensure U.S. nuclear plants continue to operate safely.  Duke Energy and the entire U.S. nuclear industry will learn from the Japanese accident.  And we’ll make modifications at our plants, if they're needed.

But one thing is certain -- nuclear energy remains vital to the world’s energy future.  It is the only technology available today to generate carbon-free, reliable, base-load electricity 24/7.  …

…

Now, I will be delighted to take any questions that you all might have.  We have standing microphones in each aisle for you to use.  I'm sure we have a lot of people who want to ask questions, so please, limit your question or your comment to two minutes as a courtesy to others.

Also, before you ask your question, please state your name, the name of any organization you may be representing and the number of shares you own.  If you're here representing another shareholder, please state that person's name and the number of shares owned.  Thank you.

Q: Good morning, ladies and gentlemen, for the shareholders, Board of Directors and Duke Energy, I have one question.  I know this pertains to the merger with Progress, but I would like you to take action before that happens as far as corporate governance goes, and I would like to know if you will appoint a nonexecutive Chairman of the Board of the new Duke Energy?

JIM ROGERS: Under the terms of the merger agreement, I will become the Executive Chair for two years after the close of the merger, and then the board will make a decision in terms of how to go forward after that.  Thank you.

Q: You haven't considered becoming nonexecutive or appointing a nonexecutive Chairman to the board?

JIM ROGERS:  We have a lead director which basically serves the same function as an independent chair.  Thank you.

Q: Thank you.

JIM ROGERS:  Yes, sir.